Darren K. DeStefano

(703) 456-8034

ddestefano@cooley.com

July 23, 2009

VIA EDGAR AND HAND DELIVERY

David L. Orlic, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549

Re:

Cuisine Solutions, Inc.

Schedule 13E-3, Amendment No. 1, filed on July 10, 2009 (File No. 005-35942)

Revised Preliminary Proxy Statement on Schedule 14A filed on

July 10, 2009 (File No. 001-32439)

Dear Mr. Orlic:

On behalf of Cuisine Solutions, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Revised Proxy Statement”), marked to show changes from the revised Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2009. The Company is contemporaneously filing Amendment No. 2 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on June 12, 2009 and amended by Amendment No. 1 thereto on July 10, 2009 (as amended, the “Amended Schedule 13E-3”).

The Revised Proxy Statement is being filed in response to comments received from the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letter dated July 20, 2009, with respect to the Proxy Statement and the Schedule 13E-3 (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy Statement and the Amended Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

Special Factors

Background of the Transaction, page 16

1.

On page 21, you refer to a “benchmarking analysis” presented to the Special Committee on April 24, 2009 by Bengur Bryan. This benchmarking analysis appears to be distinct

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

July 23, 2009

Page Two

from the valuation presentation embodied in Exhibit C.5 to your Schedule 13E-3. Please describe the benchmarking analysis in your disclosure, and, if the benchmarking analysis is distinct from the valuation presentation, please file any related written materials as exhibits to the Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A.

In response to the Staff’s comment, the Company has filed the preliminary benchmarking analysis presented to the Special Committee on April 24, 2009 by Bengur Bryan as an exhibit to the Amended Schedule 13E-3 and the Company has revised the disclosure on page 21 of the Revised Proxy Statement.

2.

Also on page 21, you state that the results of the price-to-book value analysis were within the range of the selected comparable publicly traded companies. However, on page 2 of the April 24, 2009 presentation materials, the financial advisor appears to be demonstrating that the price-to-book value ratio of your company defines the bottom of the presented range. Please advise, or revise your disclosure as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Proxy Statement.

Premiums Paid Analysis, page 42

3.

We note your response to comment 16 of our prior letter. Please clarify your disclosure in the paragraph following the chart on page 43 by stating the actual mean and median premiums of the comparable companies for the one year period and the corresponding premium for the company for the same period. Please also clarify the statement that the premium for the company was within the range of the premiums for the comparable companies, and disclose how the thinly-traded nature of the company’s stock and the LTM performance of the company affected the financial advisor’s conclusion regarding the results of the analysis. You appear to be stating that the financial advisor deemphasized the results of this analysis, given that all other valuation methodologies were in line with the consideration being offered in the present transaction. If so, please state this clearly

.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of the Revised Proxy Statement. Please note that, as disclosed on page 38 of the Revised Proxy Statement, Bengur Bryan did not attribute any particular weight to or reach a conclusion based on any specific analysis in reaching its opinion as to the fairness of the Consideration Price to the unaffiliated Cashed-out stockholders.

Quorum and Certain Voting Matters, page 56

4.

We note your response to comment 19, in which you state that abstentions are not considered votes cast. However, you then cite Section 242(b)(1) of the Delaware General Corporation Law, which provides that in order for a charter amendment to be effected, a majority of the outstanding stock entitled to vote on the proposal must be

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

July 23, 2009

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voted in favor of the amendment. Accordingly, it appears that abstentions would not contribute towards a majority of the shares entitled to vote being cast in favor of the proposal. Please advise, or revise your disclosure.

In response to the Staff's comment, the Company has revised the disclosure on page 56 of the Revised Proxy Statement.

*******

The Company acknowledges its understanding that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any additional comment letters concerning the Revised Proxy Statement or the Amended Schedule 13E-3 to (703) 456-8100 and direct any further questions or comments concerning the Revised Proxy Statement, the Amended Schedule 13E-3 or this response letter to either the undersigned at (703) 456-8034 or Christina L. Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano, Esq.

cc:

Stanislas Vilgrain

Ronald Zilkowski

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM